(213) 683-6000


September __, 2002


The Dessauer Global Equity Fund
2020 E. Financial Way, Suite 100
Glendora, CA  91741

Advisors Series Trust
2020 E. Financial Way, Suite 100
Glendora, CA  91741


Re:    Reorganization of The Dessauer Global Equity Fund

Ladies and Gentlemen:

You have requested our opinion with respect to certain federal income tax matters in connection with the reorganization by and between The Dessauer Global Equity Fund (the "Old Fund"), a Delaware business trust, and The Dessauer Global Equity Fund (the "New Fund"), a series fund of Advisors Series Trust, a Delaware business trust ("AST"). This opinion is rendered in connection with the transaction described in the Agreement and Plan of Reorganization dated as of July __, 2002 (the "Reorganization Agreement"), by the Old Fund and by AST for itself and on behalf of the New Fund, and adopts the applicable defined terms therein.

This letter and the opinion expressed herein are for delivery to the Old Fund and AST and may be relied upon only by the Old Fund and AST and their shareholders. This opinion also may be disclosed by the Old Fund or AST or any of their shareholders in connection with an audit or other administrative proceeding before the Internal Revenue Service (the "Service") affecting the Old Fund or AST or any of their shareholders or in connection with any judicial proceeding relating to the federal, state or local tax liability of the Old Fund or AST or any of their shareholders. In addition, we hereby consent to the filing of this opinion as an exhibit to the registration statement of AST on Form N-14 pursuant to the Securities Act of 1933, as amended, in connection with the registration of securities required to be issued by AST by the Reorganization Agreement.

For purposes of this opinion we have assumed the truth and accuracy of the following facts:

The Old Fund was duly created pursuant to its Trust Instrument dated June 27, 1996, for the purpose of acting as a management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), and is validly existing under the laws of Delaware. The Old Fund is registered as an investment company classified as a diversified, open-end management company, under the 1940 Act. The Old Fund has an authorized capital of an unlimited number of shares and each outstanding share of the Old Fund is fully transferable and has full voting rights.

AST was duly created pursuant to its Agreement and Declaration of Trust dated October 3, 1996, for the purpose of acting as a management investment company under the 1940 Act, and is validly existing under the laws of Delaware. AST is registered as an investment company classified as a diversified, open-end management company, under the 1940 Act.

The New Fund is a series fund of AST duly established under the laws of the State of Delaware and is validly existing under the laws of that State. The New Fund has an authorized capital of an unlimited number of shares and each outstanding share of the New Fund is fully transferable and has full voting rights.

For what has been represented as valid business purposes, the following transaction (the "Transaction") will take place in accordance with the laws of the State of Delaware and pursuant to the Reorganization Agreement:

     (a) On the date of the closing (the "Closing Date"), the Old Fund will transfer substantially all of its assets to the New Fund. Solely in exchange therefor, the New Fund will assume all of the liabilities of the Old Fund and deliver to the Old Fund a number of voting shares of the New Fund that represents all of the aggregate voting shares of the New Fund.

     (b) The Old Fund will then liquidate and distribute all of the shares of the New Fund to the shareholders of the Old Fund in proportion to their respective interests in the Old Fund in exchange for their shares in the Old Fund.

     (c) The Old Fund will then wind up and dissolve as soon as practicable thereafter, and its legal existence will be terminated.

In rendering the opinion set forth below, we have examined and relied upon the following, assuming the truth and accuracy of any statements contained therein:

     (1) the Reorganization Agreement; and

     (2) such other documents, records and instruments as we have deemed necessary in order to enable us to render the opinion referred to in this letter.

For purposes of rendering the opinion set forth below, we have in addition relied upon the following representations by the New Fund and the Old Fund, as applicable:

     (A) In the normal course of business, the Old Fund prior to the Transaction, and the New Fund following the Transaction, are likely to: (i) redeem shares or beneficial interests; (ii) issue shares or beneficial interests; and (iii) buy or sell assets depending on market conditions and changes in the number of shares outstanding. None of any such changes in outstanding shares or beneficial interests or in assets held will be related to the Transaction. Any such change in assets or in shares or beneficial interests outstanding will be motivated by reasons separate and independent from the reasons motivating the Transaction. There is no plan or intention by the New Fund or any person related to the New Fund, as defined in Section 1.368-1(e)(3) of the Treasury Regulations, to acquire or redeem any of the shares of the New Fund issued in the Transaction either directly or through any transaction, agreement, or arrangement with any other person; provided, however, that certain redemptions will occur in the ordinary course of the New Fund's business as an open-end investment company, as required by Section 22(e) of the 1940 Act. For this purpose, Section 1.368-1(e)(3) of the Treasury Regulations generally provides that two corporations are related if they are members of the same affiliated group (i.e., one or more chains of corporations connected through stock ownership with a common parent corporation where: (i) stock with at least 80% of the total voting power and value of each corporation in the chain is owned directly by one or more of the other corporations in the chain; and (ii) the common parent owns directly stock with at least 80% of the voting power and value of at least one of the corporations in the chain for consolidated return purposes ("Affiliated Group Relationship") or if one corporation owns stock possessing at least 50% or more of the voting power or value of the other corporation ("Parent-Subsidiary Relationship")).

     (B) The aggregate value of the acquisitions, redemptions, and distributions discussed in paragraph (A) above will not exceed 50% of the value (without giving effect to the acquisitions, redemptions, and distributions made in the ordinary course of the business of the New Fund and the Old Fund as open-ended investment companies as required by the 1940 Act) of the proprietary interest in the Old Fund on the effective date of the Transaction.

     (C) The fair market value of the shares received by each shareholder of the Old Fund will be approximately equal to the fair market value of the shares of the Old Fund surrendered in the Transaction. The Old Fund shareholders will receive no consideration other than shares of the New Fund.

     (D) To the best knowledge of the management of the Old Fund, there is no plan or intention on the part of the shareholders of the Old Fund to sell, exchange or otherwise dispose of any of the shares received in the Transaction, except for the sales, exchanges or dispositions to be made in the ordinary course of the New Fund's business as a regulated investment company.

     (E) Immediately following the Transaction, the shareholders of the Old Fund will own all of the shares of the New Fund and will own such shares solely by reason of their ownership of shares of the Old Fund immediately prior to the Transaction.

     (F) The New Fund has no plan or intention to issue additional shares of its stock following the Transaction, except in connection with the New Fund's legal obligations under the 1940 Act.

     (G) Immediately following the Transaction, the New Fund will possess the same assets and liabilities (other than assets assets used to pay the expenses of the Transaction) as those possessed by the Old Fund immediately prior to the Transaction. Assets used to pay the expenses of the Transaction and all redemptions and distributions (except for regular, normal redemptions made, and dividends paid, by the Old Fund pursuant to its legal obligations under the 1940
Act) made by the Old Fund immediately prior to the Transaction, will, in the aggregate, constitute less than 1% of the net assets of the Old Fund.

     (H) At the time of the Transaction, the Old Fund will not have any outstanding warrants, options, convertibles securities, or any other type of right pursuant to which any person could acquire stock in the Old Fund.

     (I) The New Fund has no plan or intention to reacquire any shares issued in the Transaction except in connection with the New Fund's legal obligations under the 1940 Act.

     (J) The New Fund has no plan or intention to sell or otherwise dispose of any of the assets of the Old Fund acquired in the Transaction, except for dispositions made in the ordinary course of the New Fund's business as a regulated investment company.

     (K) The liabilities of the Old Fund assumed by the New Fund plus the liabilities, if any, to which the transferred assets are subject were incurred by the Old Fund in the ordinary course of its business and are associated with the assets transferred.

     (L) Following the Transaction, the New Fund will continue the historic business of the Old Fund (and maintain the investment objectives of the Old
Fund), or use a significant portion of the Old Fund's historic business assets in a business.

     (M) The Old Fund is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Internal Revenue Code of 1986, as amended (the "Code").

     (N) The investment advisor to the Old Fund and the New Fund will pay or assume only those expenses of the Old Fund and the New Fund that are solely and directly related to the Transaction in accordance with the guidelines established in Revenue Ruling 73-54, 1973-1 C.B. 187 (such as legal and accounting expenses, appraisal fees, administrative costs, security underwriting and registration fees and expenses, and transfer agents' fees and expenses). Otherwise, the Old Fund and the New Fund will pay their respective expenses, if any, incurred in connection with the Transaction.

     (O) The Old Fund has (i) elected to be taxed as a regulated investment company under Code Section 851, (ii) meets the requirements of a regulated investment company set forth in Code Section 368(a)(2)(F), and (iii) for all of its taxable periods, has qualified for the special tax treatment afforded regulated investment companies under the Code. After the Transaction, the New Fund intends to continue to qualify as a regulated investment company under the 1940 Act and under Code Section 368(a)(2)(F).

     (P) The Old Fund has satisfied all federal, state and local tax liabilities for all tax periods, including federal income and excise taxes, and has not filed a federal Code Section 6662 (formerly Code Section 6661) Disclosure Statement with respect to any return.

     (Q) The purpose and effect of the Transaction is to change the form of organization of the Old Fund to a series of AST. As set forth in the Reorganization Agreement, it is anticipated that the Transaction will provide long-term benefits to the shareholders of the Old Fund.

Our opinion set forth in this letter is based upon the Code, regulations of the Treasury Department, published administrative announcements and rulings of the Service and court decisions, all as of the date of this letter. Based on the foregoing facts and representations, and provided that the Transaction will take place in accordance with the terms of the Reorganization Agreement, and further provided that the Old Fund distributes the shares of the New Fund received in the Transaction as soon as practicable, we are of the opinion that:

     (a) The transfer of all of the Old Fund's assets to the New Fund in exchange for all of the outstanding shares of the New Fund (the "New Shares") and the assumption of the Old Fund's liabilities, and the distribution of the New Shares to the Old Fund shareholders in liquidation of the Old Fund, will constitute a "reorganization" (the "Reorganization") within the meaning of Code
Section 368(a)(1)(F);

     (b) Each of the Old Fund and the New Fund will be a party to the Reorganization within the meaning of Code Section 368(b);

     (c) No gain or loss will be recognized by the New Fund upon the receipt of the assets of the Old Fund solely in exchange for the New Shares and the assumption by the New Fund of the Old Fund's liabilities;

     (d) No gain or loss will be recognized by the Old Fund upon the transfer of its assets to the New Fund in exchange for the New Shares and the assumption by the New Fund of the Old Fund's liabilities;

     (e) No gain or loss will be recognized by the Old Fund upon the distribution of the New Shares to its shareholders;

     (f) No gain or loss will be recognized by the Old Fund's shareholders upon the exchange of their shares of the Old Fund for the New Shares;

     (g) The adjusted tax basis of the New Shares received by each Old Fund shareholder pursuant to the Reorganization will be the same as the adjusted tax basis of the Old Fund shares held by that shareholder immediately prior to the Reorganization;

     (h) The adjusted tax bases of the assets of the Old Fund acquired by the New Fund will be the same as the adjusted tax bases of such assets to the Old Fund immediately prior to the Reorganization;

     (i) The holding period of the New Shares to be received by each Old Fund shareholder will include the period during which the Old Fund shares exchanged therefor were held by such shareholder, provided that such Old Fund shares were held as capital assets on the date of the exchange;

     (j) The holding period of the assets of the Old Fund acquired by the New Fund will include the period during which those assets were held by the Old Fund; and

     (k) The New Fund will succeed to and take into account those tax attributes of the Old Fund that are described in Code Section 381(c).

The opinion set forth above represents our conclusions as to the application of federal income tax law existing as of the date of this letter to the Transaction described above, and we can give no assurance that legislative enactments, administrative changes or court decisions may not be forthcoming that would require modifications or revocations of our opinion expressed herein. Moreover, there can be no assurance that positions contrary to our opinion will not be taken by the Service, or that a court considering the issues would not hold contrary to such opinion. Further, the opinion set forth above represents our conclusions based upon the documents and facts referred to above. Any material amendments to such documents or changes in any significant facts would affect the opinion referred to herein. Although we have made such inquiries and performed such investigation as we have deemed necessary to fulfill our professional responsibilities, we have not undertaken an independent investigation of the facts referred to in this letter.

We express no opinion as to any federal income tax issue or other matter except those set forth above.

Very truly yours,



PAUL, HASTINGS, JANOFSKY & WALKER LLP